Universal Compression Partners, L.P.
4444 Brittmoore Road
Houston, Texas 77041
October 12, 2006
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-135351) of Universal Compression Partners, L.P., a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
          Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-135351) be accelerated so that the Registration Statement will become effective on Monday, October 16, 2006, at 2:00 p.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 12, 2006

Very truly yours, UNIVERSAL COMPRESSION PARTNERS, L.P.

By:	UCO GENERAL PARTNER, LP

its General Partner

By:	UCO GP, LLC

its General Partner

By:	/s/ Donald C. Wayne
Donald C. Wayne
Vice President, General Counsel and Secretary